UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             CFC International, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    125252106
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                December 2, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP NO. 125252106

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
NUMBER OF         7  SOLE VOTING POWER
SHARES               13,695 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             10,343 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            13,695 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     10,343 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           24,038 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.60%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA



                                  SCHEDULE 13D
CUSIP NO. 125252106

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               295,417 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            295,417 Shares of Common stock
PERSON WITH       10 SHARED DISPOSITIVE POWER
                        -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             295,417 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.39%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 125252106

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               40,941 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            40,941 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          40,941 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.02%

14 TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO.  125252106

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               10,993 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            10,993 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -----

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,993 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.27%

14 TYPE OF REPORTING PERSON*
         PN


                                  SCHEDULE 13D

CUSIP NO. 125252106

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               6,791 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            6,791 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -----
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,791 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.17%





Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of CFC International, Inc., 500 State Street, Chicago Heights, IL, 60411.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman
N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired or sold by LAF, LPC, LOF, LMF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC*, LOF, LMF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the
Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of December 5, 2005.

                                    Shares of Common Stock

Loeb Arbitrage Fund                           295,417
Loeb Partners Corporation*                     24,038
Loeb Offshore Fund Ltd.                        40,941
Loeb Marathon Fund                             10,993
Loeb Marathon Offshore Fund Ltd.                6,791
                                             --------
                                              378,180

The total shares of Common Stock constitutes 9.45% of the 3,998,233 outstanding shares of Common Stock as reported by the issuer.
-------------------------
*Including shares of Common Stock purchased and sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The  following  purchases  of Common  Stock have been made in the last sixty
(60) days by the following:


                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          11-02-05        482             $14.33
                              11-03-05         18              14.42
                              11-04-05        648              14.34
                              11-07-05         58              14.73
                              11-08-05         29              14.52
                              11-08-05         36              14.50
                              11-18-05        146              15.17
                              11-21-05         49              15.16
                              11-22-05         30              15.24
                              11-23-05        215              15.60
                              11-25-05        572              15.74
                              11-28-05        881              15.62
                              11-29-05         75              15.75
                              12-02-05        826              15.74
                              12-02-05       1123              15.75

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           11-02-05       6227             $14.33
                              11-03-05        885              14.42
                              11-04-05       8388              14.34
                              11-07-05        747              14.73
                              11-08-05        747              14.48
                              11-08-05         82              14.72
                              11-18-05       1883              15.16
                              11-21-05        629              15.15
                              11-22-05        417              15.23
                              11-23-05       2782              15.60
                              11-25-05       7390              15.73
                              11-28-05      11405              15.62
                              11-29-05        969              15.74
                              12-02-05       1205              15.32
                              12-02-05       8710              15.77

Holder                            Date     Shares      Average Price
Loeb Offshore Fund            11-02-05        791             $14.32
                              11-03-05       1582              14.41
                              11-04-05       1064              14.34
                              11-07-05         95              14.72
                              11-08-05         11              14.72
                              11-08-05         95              14.84
                              11-18-05        239              15.16
                              11-21-05         80              15.15
                              11-22-05         53              15.23
                              11-23-05        353              15.60
                              11-25-05        938              15.73
                              11-28-05       1447              15.61
                              11-29-05        123              15.74
                              11-30-05        230              16.57
                              12-02-05       4224              15.77
                              12-02-05        167              15.32
                              12-05-05       4244              15.77

Holder                            Date     Shares      Average Price
Loeb Marathon Fund            11-18-05        700             $15.16
                              11-21-05        232              15.15
                              11-22-05        125              15.23
                              11-23-05       1020              15.60
                              11-28-05       4208              15.61
                              11-29-05         37              15.61
                              11-29-05        360              15.74
                              12-02-05        389              15.32
                              12-02-05       3922              15.77



Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        11-18-05        432             $15.16
     Fund Ltd.                11-21-05        146              15.15
                              11-22-05         75              15.23
                              11-23-05        630              15.60
                              11-28-05       2659              15.61
                              11-29-05       2622              15.61
                              11-29-05        223              15.74
                              12-02-05        240              15.32
                              12-02-05       2423              15.77


                                     Sales of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          10-06-05       1871             $15.11
                              10-06-05         17              14.95
                              10-07-05        324              14.99
                              10-10-05        161              14.94
                              10-12-05         14              14.94
                              10-13-05        158              14.95
                              10-21-05        324              14.49
                              10-21-05         31              14.68
                              10-25-05          7              15.23
                              10-27-05        137              14.38
                              10-28-05        453              14.30
                              11-08-05         58              14.73

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           10-06-05        829             $15.10
                              10-06-05        229              14.95
                              10-07-05       4172              14.98
                              10-13-05       2045              14.94
                              10-20-05          7              14.95
                              10-21-05        148              14.68
                              10-21-05       4172              14.48
                              10-25-05         83              15.23
                              10-27-05       1754              14.38
                              10-28-05       5842              14.30
                              11-08-05        747              14.72

Holder                            Date     Shares      Average Price
Loeb Offshore Fund            10-06-05         28             $14.95
                              10-07-05        504              14.98
                              10-10-05       2339              14.93
                              10-12-05        456              14.93
                              10-13-05        247              14.94
                              10-21-05        504              14.48
                              10-21-05         21              14.68
                              10-25-05         10              15.23
                              10-27-05        212              14.38
                              10-28-05        705              14.29
                              11-08-05         95              14.72
                              12.05-05       4224              15.77

Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        11-29-05       2659             $15.61
        Fund Ltd.



-------------------
*Including shares of Common Stock purchased and sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.


Item 7.  Materials to be Filed as Exhibits.

                  None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 8, 2005                  Loeb Partners Corporation


                              By: /s/ Gideon J. King
                                      Executive Vice President

December 8, 2005                  Loeb Arbitrage Fund
                              By: Loeb Arbitrage Management, Inc., G.P.


                              By: /s/ Gideon J. King
                                      President

December 8, 2005                   Loeb Offshore Fund Ltd.



                               By: /s/ Gideon J. King
                                       Director


December 8, 2005                   Loeb Marathon Fund LP
                               By: Loeb Arbitrage Management, Inc., G.P.


                               By: /s/ Gideon J. King
                                       President

December 8, 2005                   Loeb Marathon Offshore Fund

                               By: /s/ Gideon J. King
                                       Director